Exhibit 4(c)(ii)

November 5, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:            Undertaking to Furnish Copies of Debt Instruments

Ladies and Gentlemen:

Pursuant to the exemption afforded by Item 601 of Regulation S-K, IDACORP, Inc., an Idaho corporation (the "Company"), has not filed as exhibits to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 instruments with respect to the long-term debt of its subsidiary, IDACORP Financial Services, Inc., consisting of a negotiable promissory note and two series of tax credit notes, as the aggregate amounts represented thereby do not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis.  The Company hereby agrees to furnisha copy of such instrumentstotheSecurities and Exchange Commission upon request.

Very truly yours,

/s/ Darrel T. Anderson
Darrel T. Anderson
Vice President, Chief Financial
Officer and Treasurer